NEWS RELEASE 10-34	OCT. 20, 2010

348-METRE INTERVAL GRADING 0.28 G/T GOLD AND 0.31% COPPER EXPANDS HALILAGA
PORPHYRY DEPOSIT BY ADDITIONAL 150 METRES

Fronteer Gold (FRG: TSX/NYSE-Amex) announces that a new drill hole at the Halilaga porphyry project in northwestern Turkey has returned 348.8 metres of continuous copper-gold mineralization starting at surface, and expanded the width of the mineralized system by an additional 150 metres.

Drilling at Halilaga continues to report grades and widths similar to other significant bulk-tonnage copper-gold deposits. Assay highlights from HD-57, drilled within Halilaga’s Central Zone and starting from surface, are as follows:

0.28 grams per tonne gold and 0.31% copper over 348.80 metres, including:

o	0.43 g/t gold and 0.55% copper over 116.10 metres starting from 7.10 metres depth, and including:

0.47 g/t gold and 1.22% copper over 27.40 metres. This interval intersects a zone of higher-grade copper-gold supergene enrichment starting at, or near, surface and which locally reaches up to 40 metres in thickness.

All true widths are 80-90% of reported widths unless otherwise stated. All intervals of no sampling have been assigned zero grade for the purposes of compositing. Composites were calculated at 0.5, 1.0 and 2.0 gold equivalent cut-offs using $1000/oz gold and $3.00/lb copper. For a comprehensive table of drill results to date, please click:
http://www.fronteergold.com/sites/files/fronteer_admin/HalilagaDrillResults1034.pdf

Porphyry copper-gold deposits are an increasingly important part of global gold production because of their size, long mine life and strong cash-flow potential. Halilaga represents an important new discovery in this deposit class.

HD-57 is situated on the same cross-section as northerly-directed hole HD-54 (See Aug. 25, 2010, press release, “Emerging copper-gold porphyry returns 646.50 metres of continuous copper-gold mineralization”). HD-57 was drilled to the south at -50 degrees to test the limit of copper-gold porphyry mineralization beneath a prominent topographic high with outcropping silica alteration and high sulphidation-style gold mineralization.

Drilling in 2010 has almost doubled the overall width of copper-gold mineralization at Halilaga’s Central Zone. Previously reported drilling increased the width from 400 metres to 600 metres. HD-57 and HD-54 now demonstrate an additional increase of 150 metres to more than 750 metres in overall width, and over a strike length of 1,200 metres with thicknesses ranging over 600 metres. The Central Zone remains open to expansion in all directions. Additional assays are pending.

For a cross-section, please click:
http://www.fronteergold.com/sites/files/fronteer_admin/HalilagaCrossSection1034.pdf

Halilaga is accessible by road; situated in favourable terrain; and surrounded by excellent infrastructure. Preliminary metallurgical work shows copper and gold are effectively recovered using a simple, open-circuit flotation flow-sheet. A final concentrate grade of 35-40% copper with 85-90% overall copper recovery was achievable using three stages of cleaning. Gold grades in the final concentrate were approximately 25 grams per tonne with overall gold recovery in the range of 65-70%.

Fronteer Gold anticipates completing the first resource estimate for the project by Q1-2011, dependent on sufficient drilling being completed.

Teck Resources Limited’s Turkish subsidiary, (“TMST”) is Fronteer Gold’s 60% joint venture partner and project operator. There are currently three core rigs and one RC rig operating as part of a $2.7 million drill program, funded 60%/40% by TMST and Fronteer Gold. The program includes 10,000 metres of core drilling, with 8,500 metres of drilling planned for the Central Zone, and the remainder planned for regional porphyry targets through the property. This program is currently 60% complete.

Drill samples and analytical data for Halilaga are collected under the supervision of TMST, Fronteer Gold’s joint venture partner and project operator, using industry standard QA-QC protocols. Ian Cunningham-Dunlop, P. Eng, Vice President Exploration for Fronteer Gold, who is the QP responsible for compiling the data contained in this release, has not verified all the data; however, the grades and widths reported here agree well with the company’s past results on the project and correspondence with TMST has given him no reason to doubt their authenticity. For further details on Halilaga, please view the NI 43-101 technical report entitled “NI 43-101 Technical Report on the Halilaga Exploration Property, Canakkale, Western Turkey”, dated March 30, 2009, prepared by Peter Grieve, of Geology and Resource Solutions Limited, on SEDAR at http://www.sedar.com.

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and copper, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.